SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

BigBand Networks, Inc.
(Name of Subject Company)

BigBand Networks, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

089750509
(CUSIP Number of Class of Securities)

Rob Horton
Sr. Vice President & General Counsel
BigBand Networks, Inc.
475 Broadway Street
Redwood City, California 94063
(650) 995-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Larry W. Sonsini, Esq.
Michael S. Ringler, Esq.
Denny Kwon, Esq.
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ARRIS Agrees to Acquire BigBand Networks
In all Cash Transaction

Building Leadership in Video Networking

Suwanee, GA and Redwood City, CA – October 11, 2011:  ARRIS Group, Inc.  (Nasdaq:ARRS) and BigBand Networks (Nasdaq:BBND) today announced that they have entered into a definitive agreement whereby ARRIS will acquire BigBand Networks for a purchase price of $2.24 per share in cash. This equates to a diluted equity value of approximately $172 million, or $53 million net of estimated BigBand cash on hand.

With the addition of BigBand’s experienced employees, this acquisition further extends ARRIS’ capabilities in the processing, management and distribution of digital video content and represents an important acquisition of innovative technologies and significant R&D investments that are expected to accelerate time-to-market and increase opportunities for ARRIS in several fast growing product areas. These include the Converged Cable Access Platform (CCAP) architecture defined by CableLabs®, Local and Targeted Advertising, IP Video Distribution, and Advanced Video Processing and Compression.  BigBand’s valuable patent portfolio, coupled with their expertise in digital video networking will enhance ARRIS’ technological leadership as service providers move to an all IP Converged Network Architecture.

Upon closing, ARRIS anticipates rapidly optimizing BigBand’s financial performance through meaningful operating synergies such as the elimination of public company costs and the alignment of sales, marketing, and R&D initiatives. ARRIS also anticipates that the transaction will be neutral to accretive on a non-GAAP basis for ARRIS shareholders by mid-2012 and will offer upside potential thereafter by addressing upcoming video network evolution opportunities with a more complete offering.

“We are both enthusiastic and optimistic about the BigBand acquisition because it builds on our stated business strategy of growing our current businesses into a more complete portfolio including a strong video product suite and investing in the evolution towards network convergence onto an all IP platform,” said Bob Stanzione, ARRIS Chairman & CEO.  “In addition, the acquisition offers new opportunities to expand our customer base worldwide. We are delighted to welcome the BigBand employees to ARRIS.”

“The BigBand team is proud of its accomplishments over the last 12 years in developing innovative products that enable the transmission of digital television to consumers around the world,” said Amir Bassan-Eskenazi, BigBand President and CEO. “We are excited to see this legacy live on and generate broader opportunities with continued innovation in media processing as part of the world-class product and service offerings provided by the ARRIS organization.”

The acquisition will be conducted by means of a tender offer for all of the outstanding shares of BigBand, which is expected to commence within ten business days and will be subject to customary closing conditions, including the acquisition by ARRIS of a majority of BigBand’s shares and the receipt of antitrust clearance in the United States if applicable.

The board of directors of BigBand has unanimously recommended that the shareholders of BigBand accept the offer.  Redpoint Ventures and ValueAct Capital Partners, holders of 32% of the outstanding shares of BigBand, have agreed to tender their shares in the offer and to vote their shares in favor of the merger agreement and against any other transaction, subject to the provisions of the agreement.  Completion of the transaction is expected to occur in late 2011.

UBS Investment Bank is acting as exclusive financial advisor and Troutman Sanders LLP is acting as legal counsel to ARRIS on this transaction. Centerview Partners, LLC is acting as the exclusive financial advisor and Wilson Sonsini Goodrich & Rosati, P.C. is acting as legal counsel to BigBand on this transaction.

Conference Call and Webcast

A joint conference call and webcast with a presentation and discussion of this transaction will be held at 8:30am Eastern Time on Tuesday, October 11, 2011.  The conference call will be available at:

http://www.media-server.com/m/p/g5c8dhbn/dformat/wmv

Presentation materials for the call will also be available for viewing in the Investor Relations section of the ARRIS (www.arrisi.com) website.  Those wishing to participate in the conference call via telephone may dial in at (888) 713-4209, international at (617) 213-4863, access code: 75039679.  A replay of the conference call will be available from 11:30am Eastern Time on October 11, 2011 through October 14, 2011 by dialing (888) 286-8010, international at (617) 801-6888, access code: 28210510.  The conference call replay will also be available via webcast through the ARRIS Investor Relations website at www.arrisi.com.

About ARRIS

ARRIS is a global communications technology company specializing in the design, engineering and supply of technology supporting triple- and quad-play broadband services for residential and business customers around the world. ARRIS supplies broadband operators with the tools and platforms they need to deliver converged IP video solutions, carrier-grade telephony, demand driven video, next-generation advertising, network and workforce management solutions, access and transport architectures and ultra high-speed data services. Headquartered in Suwanee, Georgia, USA, ARRIS has R&D centers in Suwanee, GA; Beaverton, OR; Lisle, IL; Kirkland, WA; State College, PA; Wallingford, CT; Waltham, MA; Cork, Ireland; and Shenzhen, China; and operates support and sales offices throughout the world. Information about ARRIS products and services can be found at www.arrisi.com.

About BigBand Networks

BigBand Networks provides broadband service providers with innovative digital video networking solutions designed to make it easier to move, manage and monetize video. These solutions are based on BigBand's video-networking platforms that are built to enable efficient and reliable delivery across a wide range of services, including digital TV, high definition TV, advanced advertising, IPTV, video-on-demand and interactive TV. BigBand has done business with more than 200 customers in North America, Asia and Europe -- including eight of the ten largest cable and telco service providers in North America. BigBand is based in Redwood City, Calif., with offices worldwide. For additional information about the company, please call (650) 995.5025, or visit www.bigbandnet.com.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities.  At the time the tender offer is commenced, ARRIS will cause a new subsidiary to file a tender offer statement on Schedule TO with the SEC.  BigBand stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by BigBand with the SEC because they will contain important information about the proposed transaction.  These documents will be available at no charge on the SEC’s website at www.sec.gov.  In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents once they become available may be obtained free of charge by directing a request to ARRIS at (678) 473-2647.  A copy of the tender offer statement and the solicitation/recommendation statement also will be made available to all stockholders of BigBand by contacting BigBand’s Investor Relations at (650) 995-5025.

This communication may be deemed to be solicitation material in respect of the proposed acquisition of BigBand by ARRIS.  In connection with the proposed acquisition, BigBand intends to file relevant materials with the SEC, including, if necessary, a proxy statement in preliminary and definitive form.  BigBand stockholders are strongly advised to read all relevant documents filed with the SEC  because they will contain important information about the proposed transaction.  These documents will be available at no charge on the SEC’s website at www.sec.gov.  In addition, documents will also be available for free from BigBand by contacting BigBand’s Investor Relations at (650) 995-5025.

Participants in Solicitation

ARRIS and its directors and executive officers, and BigBand and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of BigBand common stock in respect of the proposed transaction.  Information about the directors and executive officers of ARRIS is set forth in the proxy statement for ARRIS’ 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2011.  Information about the directors and executive officers of BigBand is set forth in the proxy statement for BigBand’s 2011 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2011.  Investors may obtain additional information regarding the interest of such participants by reading the tender offer materials regarding the acquisition when they become available.

Forward Looking Statement

This press release contains forward looking statements.  These statements include, among others, accelerating time to market, increasing opportunities for ARRIS, plans to optimize BigBand’s performance, the transaction being neutral to accretive by mid-2012 and offering upside potential thereafter, being optimistic about the acquisition, the acquisition offering new opportunities to expand the customer base, generate broader opportunities, continued innovation, and the time frame during which the acquisition is expected to close.  Statements regarding future events are based on the parties’ current expectations.  The statements in this press release and presentation that use such words as “believe,” “expect,” “intend,” “anticipate,” “contemplate,” “estimate,” or “plan,” or similar expressions are also forward looking-statements.  Actual results may differ materially from those contained in any forward-looking statement.  Specific factors that could cause material differences include, among other things, shareholder approval of the acquisition, regulatory approval of the acquisition, the potential impact on the business of BigBand due to uncertainty about the acquisition, the retention of employees of BigBand, the ability of ARRIS to successfully integrate BigBand’s opportunities, technology, personnel and operations, and the customer demand for our products.  The above listing of factors is representative and is not intended as an all-encompassing list of factors.  For additional factors please see our respective Form 10-Qs for the quarter ended June 30, 2011.  We disclaim any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

ARRIS	BigBand

Investor Relations	Investor Relations
Jim Bauer	Erica Abrams, BlueShirt Group
Phone: 678-473-2647	Phone: 415-217-5864
Mobile: 847-727-7373
jim.bauer@arrisi.com	erica@blueshirtgroup.com

Press	Press
Alex Swan	Kelly Delany
Phone: 678-473-8327	Phone : 650-995-5025
Mobile: 404-307-5485	Mobile : 650-454-7753
alex.swan@arrisi.com	kelly.delany@bigbandnet.com